                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ----------------
                               AMENDMENT NO. 1 TO
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                              ANDERSEN GROUP, INC.
                                (Name of Issuer)

                              ANDERSEN GROUP, INC.
                      (Name of person(s) filing statement)

             10 1/2% Convertible Subordinated Debentures due 2002
                         (Title of class of securities)

                                   033501 AB3
                      (CUSIP number of class of securities)

                             Bernard F. Travers, III
              Assistant Secretary and Director of Law and Taxation
                              Andersen Group, Inc.
                             1280 Blue Hills Avenue
                          Bloomfield, Connecticut 06002
                                 (860) 242-0761
   (Name,address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                    copy to:
                             Richard A. Krantz, Esq.
                               Robinson & Cole LLP
                                Financial Centre
                              695 East Main Street
                           Stamford, Connecticut 06901
                                 (203) 462-7500

                                 January 9, 1998
     (Date tender offer first published, sent or given to security holders)


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Item 1.           Security and Issuer.


     Item 1 of the Schedule 13E-4 of Andersen Group, Inc. (the "Schedule 13E-4") is hereby amended in the following respect: Pursuant to the terms and conditions set forth in the Offering Circular and in the accompanying Letter of Transmittal, filed as Exhibits 9(a)(1) and 9(a)(2), respectively, to the
Schedule 13E-4, the Exchange Offer was scheduled to expire at 5:00 P.M., eastern standard time, on February 19, 1998. The Company has determined to extend the Exchange Offer so that it will expire at 5:00 P.M., eastern standard time, on February 25, 1998.

Item 9.             Material to be Filed as Exhibits.

         (a)(7) Press Release, dated February 19, 1998.


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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  Dated: February 19, 1998

                                                  ANDERSEN GROUP, INC.

                                                  By: /s/ Oliver R. Grace, Jr.
                                                       Oliver R. Grace, Jr.
                                                       President



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                    [ANDERSEN GROUP NEWS RELEASE STATIONARY]
FOR IMMEDIATE RELEASE:

CONTACT:
     Bernard F. Travers, III, Esq.
     Assistant Secretary and Director of Law and Taxation
     (860) 242-0761

                      ANDERSEN GROUP ANNOUNCES EXTENSION OF
                         PROGRAM TO EXCHANGE DEBENTURES

     Bloomfield, CT, February 19, 1998 -- Andersen Group, Inc. (NASDAQ: ANDR) announced today the extension of the Exchange Offer for its 10 1/2% Convertible Subordinated Debentures due 2002 (the "Debentures").

     Pursuant to the terms of the Exchange Offer, the Company is offering to exchange $1,000.00 principal amount of new 10 1/2% Convertible Subordinated Debentures due 2007 and $10.00 cash for each $1,000.00 principal amount of the currently outstanding Debentures.

     The Exchange Offer for the Debentures was originally scheduled to expire on February 19, 1998; however it has now been extended so that it will expire at 5:00 p.m., Eastern Standard Time, on February 25, 1998.

     The Exchange Agent for the offering is The Chase Manhattan Bank. For further information concerning procedures for tendering the Debentures, please contact Mr. Kevin Young at the Exchange Agent at (212) 946-7046 or Mr. Franklin
R. Stoner at the Company at (860) 242-0761.

     Andersen Group, Inc. is a diversified holding company with subsidiaries that manufacture electronic connectors and components, precious metal materials and ultrasonic cleaning systems and processing equipment. It also holds a variety of other investments, including a portfolio of Russian and Eastern European securities, common stock of certain financial institutions, and an investment that is involved in developing data transmission networks in Russia.